M3-BRIGADE ACQUISITION V CORP.
1700 Broadway

19th Floor
New York, New York 10019

July 30, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stacie Gorman and Ruairi Regan

Re:	M3-Brigade Acquisition V Corp.
Registration Statement on Form S-1 Filed June 5, 2024, as amended File No. 333-279951

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of M3-Brigade Acquisition V Corp. (the “Company”) be accelerated to 4:00 p.m. Eastern Time on July 31, 2024, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

* * * * *

Very truly yours,

By:	/s/ Eric Greenhaus
Name: Eric Greenhaus
Title: Chief Financial Officer

[Signature Page to Acceleration Request—M3-Brigade Acquisition V Corp.]